ADDENDUM TO ADVISOR AGREEMENT

         FinancialContent, Inc. ("FinancialContent") and Ely Mandell ("Advisor") (each of FinancialContent and Advisor a "Party" and collectively the "Parties") by and through this Addendum to Advisor Agreement ("Addendum") hereby mutually agree in writing to modify the terms of the Advisor Agreement executed by and between the Parties on October 2, 2002 ("Agreement").

         Now therefore, in consideration of past, present and future services provided by Advisor to FinancialContent, the Parties agree as follows:

         1. Advisor shall continue to perform the Services as described under paragraph 2 of the Agreement;

         2. FinancialContent shall grant to Advisor an additional fifteen thousand (15,000) shares of the Company's common stock, to be registered under Form S-8, within a reasonable period of time;

         3. All terms and conditions of the Agreement unless otherwise expressly modified by this Addendum shall continue to govern the relationship between the Parties; and 4. This Addendum is contingent upon the Board of Directors of FinancialContent approving the terms described herein.


Ely Mandell                                 FinancialContent, Inc.
2660 Townsgate Road                         400 Oyster Point Blvd., Suite 435
Suite 160 Second Floor                      So. San Francisco, CA 94080
Westlake Village, CA 91361                  650.837.9850 TEL
805.449.9145 TEL                            650.745.2677 FAX
805.449.9155 FAX

Dated:   12/17/02                           Dated:  12/17/02

/s/ Ely Mandell                             /s/ Wing Yu
---------------------                       ----------------------
    Ely Jay Mandell                             Wing Yu, CEO





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

                                ADVISOR AGREEMENT

         This Board of Advisor  Agreement  ("Agreement")  is entered  into as of
this  2nd  day  of  October   2002   between   Ely   Mandell   ("Advisor")   and
FinancialContent, Inc. ("Company") on the following terms and conditions:

         1. Engagement of Advisor. Company wishes to retain the services of Advisor to serve on the Company's Board of Advisors, and Advisor is willing to serve on the Company's Board of Advisors, subject to the terms and conditions set forth herein.

         2. Services to be provided. Advisor will, on a non-exclusive basis and consistent with Advisor's other professional commitments, serve on the Company's Board of Advisors, introduce Company to channel partners, content partners, and infrastructure vendors known to Advisor from his former experience as the President and CEO of GoInvest.com, Inc. Advisor shall also advise Company on strategic corporate development, as well as identify market trends and strategic business opportunities. Advisor will make himself available either in person or telephonically for all meetings of the Board of Advisors. Advisor shall not be required at any time to render services that would materially interfere with Advisor's prior professional obligations. Company understands and acknowledges that Advisor represents and may represent in the future, on a non-exclusive basis, other persons and firms in the fields of computer technology, internet commerce, finance and otherwise.

         3. Consideration. For Advisor's services, Company agrees to grant to Advisor twenty thousand (20,000) shares of the Company's common stock, to be registered under Form S-8, prior to the commencement of the services set forth at paragraph 2, above.

         4. Independent Contractor. Advisor shall act as an independent Advisor and not as an agent or employee of Company, and Advisor shall make no representation to any third party that Advisor is an agent or employee of Company. Advisor shall have no authority to bind Company or incur other obligations on behalf of Company. Advisor shall be responsible for all taxes as an independent contractor.

         5. Company's Duties. Company agrees to be truthful with Advisor, to cooperate, to keep Advisor fully informed of developments, and to abide by this Agreement. In addition, Company will pay all out-of -pocket expenses incurred by Advisor. However, Advisor shall only be reimbursed for those expenses submitted to Company for written approval in advance.

         6. Warranties. Advisor warrants that Advisor is under no obligation to any third party that would prevent Advisor from rendering the services contemplated by this Agreement, and that Advisor is free to enter into this Agreement. Company warrants that Company is under no obligation to any third party that would prevent Company from performing its obligations under this Agreement and that Company is free to enter into this Agreement.

         7. Limitation of Liability; Indemnity. Excluding the limitations on Advisor's authority set forth in paragraph 4, above, Advisor will have no liability to the Company or to any successor, other person or entity for any action taken or omitted to be taken by Advisor in respect to this engagement. Company will hold harmless Advisor from any and all liabilities, costs, and expenses (including attorney's fees) incurred by reason of or in any way related to this engagement to the full extent provided by law.

         8. Notices. Any notice required or permitted to be given hereunder shall be in writing and shall be (i) personally delivered, including by messenger or courier (e.g., delivery by Federal Express or other similarly recognized air express Company), or transmitted by first-class mail, postage prepaid, return receipt requested to the address of such party set forth above.

         9. Entire Agreement. This Agreement constitutes the entire agreement between the parties. No modification or amendment of this Agreement shall be binding unless executed in writing by all the parties.

         10. Assignment. This Agreement is not assignable by either party without the prior written consent of the other.

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

         11. Arbitration. Any dispute, controversy or claim arising out of or relating to the enforcement, interpretation or alleged breach of this Agreement, or the services rendered pursuant to this Agreement, shall be submitted to and resolved by binding arbitration in Los Angeles, California in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator may be entered in and enforceable by any court having jurisdiction. If any legal action or other proceeding is brought for the enforcement of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and other costs incurred.

         12. Choice of Law. This Agreement shall be construed and enforced in accordance with the laws of the State of California.

         In Witness Whereof, the undersigned have executed this Agreement as of the date first set forth above.


Ely Mandell                                  FinancialContent, Inc.
2660 Townsgate Road                          400 Oyster Point Blvd., Suite 435
Suite 160 Second Floor                       So. San Francisco, CA 94080
Westlake Village, CA 91361                   650.837.9850 TEL
805.449.9145 TEL                             650.745.2677 FAX
805.449.9155 FAX
("Advisor") ("Company")


/s/ Ely Jay Mandell                          /s/ Wing Yu
---------------------                        ----------------------
    Ely Jay Mandell                              Wing Yu, CEO









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